

February 21, 2023

Feng Lin
Chief Financial Officer
Uxin Ltd
1&3/F, No. 12 Beitucheng East Road
Chaoyang District, Beijing 100029
People's Republic of China

   Re: Uxin Limited
   Form 20-F for the Year Ended March 31, 2022
   Correspondence Filed January 9, 2023
   File No. 001-38527

Dear Feng Lin:

   We have reviewed your January 9, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 27, 2022 letter.

Correspondence Filed January 9, 2023

Item 3. Key Information
Permissions Required from the PRC Authorities, page 4

1.   We note your response to comment 3. Please clarify whether you disclose each permission or approval that you and your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors, and if not, please disclose each required approval.

<u>Risk Factors</u>
<u>You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions..., page 28</u>

2.   We note your response to comment 4. Please further revise to identify the directors and senior executive officers whom you state reside within mainland China and Hong Kong for a significant portion of the time.

        Please contact Jennie Beysolow at 202-551-8108 or Taylor Beech at 202-551-4515 with any questions.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Trade & Services

cc: Shu Du, Esq.